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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC
Mail Processing

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III   FEB 28 2012

Washington, DC
123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



12013761

SEC FILE NUMBER
8-67293

REPORT FOR THE PERIOD BEGINNING __January 1, 2011__ AND ENDING ___December 31, 2011___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bridgewater James Limited, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1600

OFFICIAL USE ONLY
FIRM ID NO.

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Bennington   **(415) 684-9466**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not
                    required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **William J. Bennington**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Bridgewater James Limited, LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   Signature

                                                                                        Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 27 day of Feb, 2012

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Operations.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3 -1.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 -3.
☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal control.
☐ (p) Schedule of Segregation Requirements and Funds in Segregation - Customer Regulated Commodity Futures account pursuant to Rule 171-5.

*_** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._*



Report of Independent Registered Public Accounting Firm

To the Member of
  Bridgewater James Limited, LLC

We have audited the accompanying statement of financial condition of Bridgewater James Limited, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridgewater James Limited, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

San Francisco, California   *Harb, Levy & Weiland LLP*
February 27, 2012

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   ■   www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

BRIDGEWATER JAMES LIMITED, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash	$	51,417
Placement fee receivable		15,683
Other receivable		186
Prepaid expenses		7,723
Equipment, net		2,792
Security deposits		3,435
Total assets	$	81,236

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	10,115
Member's equity		71,121
Total liabilities and member's equity	$	81,236

See Accompanying Notes to Financial Statements

BRIDGEWATER JAMES LIMITED, LLC
Statement of Operations
Year Ended December 31, 2011

Revenue	$	71,774
Expenses		
Rent		39,679
Professional fees		37,411
Travel		26,104
Telephone and internet		5,861
Meals and entertainment		2,679
Depreciation		1,652
Other		11,327
Total expenses		124,713
Net loss	$	(52,939)

See Accompanying Notes to Financial Statements

- 3 -

BRIDGEWATER JAMES LIMITED, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2011

Member's equity, beginning of the year	$	49,060
Capital contributions		75,000
Net loss		(52,939)
Member's equity, end of the year	$	71,121

See Accompanying Notes to Financial Statements

BRIDGEWATER JAMES LIMITED, LLC
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:

Net loss	$ (52,939)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Depreciation	1,652
Loss on disposal of equipment	493
Increase in placement fee receivable	(9,832)
Decrease in other receivable	3,416
Increase in prepaid expenses	(6,090)
Increase in security deposits	(3,435)
Increase in accounts payable and accrued expenses	4,730
Total adjustments	(9,066)
Net cash used in operating activities	(62,005)

Cash flows from investing activities:

Purchase of equipment	(3,550)

Cash flows from financing activities:

Capital contributions	75,000
Net increase in cash	9,445
Cash, beginning of year	41,972
Cash, end of year	$ 51,417

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

    Business

    Bridgewater James Limited, LLC (the "Company") is a single member limited liability company managed by Mr. William J. Bennington. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

    As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

    Cash

    The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

    Equipment

    Equipment includes furniture and office equipment recorded at cost net of accumulated depreciation of $3,860. Depreciation is computed on an accelerated basis using an estimated economic life of 3 years.

    Revenue

    The Company receives placement agent fees from the general partner or investment managers of private investment funds for whom the Company provides placement agent services. Under the terms of the placement agent agreement, placement agent fees are computed primarily as a percentage of management and incentive fees that such general partner or investment manager earns from the private investment fund. Generally the general partner or investment manager of the private investment fund determines and computes the placement agent fees payable to the Company. Revenue is recorded when ascertainable as per the terms of the placement agent agreements and collection is not in doubt.

    Income Taxes

    The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. No provision for federal or state income taxes has been made since the Company's income is included by the member in his income tax returns. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2007.

BRIDGEWATER JAMES LIMITED, LLC
Notes to Financial Statements
December 31, 2011

1. Business and Summary of Significant Accounting Policies (continued)

    Use of Estimates

    The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Net Capital Requirements

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $41,302, which was $36,302 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.2449 to 1.

3. Lease Commitments

    The Company leases its office facilities under an operating lease which expires on November 30, 2013. Included in rent expense is an estimate of the Company's pro-rata share of the building's operating and maintenance expenses. Future minimum payments under the operating lease are as follows:

    Years Ending December 31,

2012	$ 41,220
2013	37,785
	$ 79,005

4.   Subsequent Events

Management evaluated subsequent events through February 27, 2012, the date these financial statements were available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2012 to February 27, 2012, the Company received a capital contribution of $50,000 from its member.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: <u>BRIDGEWATER JAMES LIMITED, LLC</u>   as of <u>December 31, 2011</u>

1. Total ownership equity from Statement of Financial Condition..	$ 71,121		3480
2. Deduct ownership equity not allowable for Net Capital...			3490
3. Total ownership equity qualified for Net Capital..	71,121		3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital...............			3520
B. Other (deductions) or allowable credits (List)...			3525
5. Total capital and allowable subordinated liabilities..	71,121		3530

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C).........................	$ 29,819	3540			
B. Secured demand note delinquency...		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600			
D. Other deductions and/or charges...		3610		(29,819)	3620
7. Other additions and/or allowable credits (List)...					3630
8. Net capital before haircuts on securities positions...				41,302	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments..		3660		
B. Subordinated securities borrowings..		3670		
C. Trading and investment securities:				
1. Exempted Securities..		3735		
2. Debt securities..		3733		
3. Options...		3730		
4. Other securities..		3734		
D. Undue Concentration...		3650		
E. Other (List)..		3736		3740
10. Net Capital...	$ 41,302			3750

OMIT PENNIES

Notes:

   Non-allowable assets:

Placement fee receivable	$ 15,683
Other receivable	186
Prepaid expenses	7,723
Equipment, net	2,792
Security deposits	3,435
Total	$ 29,819

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: <u>BRIDGEWATER JAMES LIMITED, LLC</u>   as of <u>December 31, 2011</u>

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 674	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)..	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	5,000	3760
14.	Excess net capital (line 10 less 13)..	36,302	3770
15.	Excess net capital at greater of (10% of line 19 or 120% of line 12)................................	$ 35,302	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition..		$ 10,115	3790
17.	Add:			
	A. Drafts for immediate credit...	$	3800	
	B. Market value of securities borrowed for which no equivalent value is paid or credited..	$	3810	
	C. Other unrecorded amounts (List)...	$	3820	3830
19.	Total Aggregate indebtedness..		$ 10,115	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10).............................		24.49%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)........................		0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits...		3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)...		3880
24.	Net capital requirement (greater of line 22 or 23)...		3760
25.	Excess capital (line 10 or 24)...		3910
26.	Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000..		3920

NOTES:

    (A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
        1.   Minimum dollar net capital requirement, or
        2.   6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.
    (B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
    (C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BRIDGEWATER JAMES LIMITED, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2011

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

BRIDGEWATER JAMES LIMITED, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2011

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

BRIDGEWATER JAMES LIMITED, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2011

1.   Reconciliation of Computation of Net Capital to Respondent's Computation

There are no differences between the computation as per Schedule I and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

2.   Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.



To the Member of
  Bridgewater James Limited, LLC

     In planning and performing our audit of the financial statements of Bridgewater James Limited, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

     Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

     The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   ■   www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hart, Levy & Weiland LLP

San Francisco, California
February 27, 2012